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                                                                  [CRESTAR LOGO]


                                 April 27, 1995


HIGHLY CONFIDENTIAL

Board of Directors
Loyola Capital Corporation
1300 North Charles Street
Baltimore, Maryland 21201

Attention:     Joseph W. Mosmiller
               Chairman of the Board and
               Chief Executive Officer

Ladies and Gentlemen:

     On behalf of Crestar Financial Corporation ("Crestar"), I am pleased to make the following binding offer to acquire Loyola Capital Corporation ("Loyola") on the terms set forth in this letter.

     1. STRUCTURE: VALUATION AND CONSIDERATION: LOYOLA CAPITALIZATION. The transaction would be structured as a statutory merger of Loyola into Crestar (the "Merger"). Crestar and Loyola would use their best efforts to make the Merger effective on or before January 31, 1996, or, if applicable law or regulatory authorities do not permit the Merger to be effective by this date, as soon as practicable thereafter, but not later than March 31, 1996.

     In the Merger, each share of Loyola common stock shall be converted into a fraction of a share of Crestar common stock, determined in accordance with the Exchange Ratio. The "Exchange Ratio" shall be calculated as follows:

          (a) if the Average Closing Price (as defined below) is between $43.478 and $46.375, the Exchange Ratio shall be 0.690 (the quotient of
     (A) $32.00 divided by (B) $46.375).
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Board of Directors
Loyola Capital Corporation
April 27, 1995
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          (b)   if the Average Closing Price is greater than $46.375, the
     Exchange Ratio shall be the quotient of (A) $32.00 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share, PROVIDED that the Exchange Ratio shall not be less than 0.640.

          (c) if the Average Closing Price is less than ($43.478, the Exchange Ratio shall be the quotient of (A) $30.00 divided by (B) the Average Closing Price, rounded to the nearest one-one thousandth of a share, PROVIDED that the Exchange Ratio shall not be greater than 0.750. The Agreement may be terminated by Loyola, by action of its Board of Directors, at any time during the five-day period prior to the fifth day prior to the closing date, if the Average Closing Price is less than $40.00, PROVIDED, HOWEVER, that Crestar shall have the option of increasing the consideration to be received by holders of Loyola common stock hereunder by adjusting the Exchange Ratio to a number equal to a quotient, the numerator of which is the product of $40.00 times the Exchange Ratio then in effect and the denominator of which is the Average Closing Price. In such case, Crestar shall give prompt written notice to Loyola of such election and of the revised Exchange Ratio, and in such event no termination shall be deemed to have occurred and the Agreement shall remain in full force and effect in accordance with its terms.

     As used herein, "Average Closing Price" shall mean the average closing price of Crestar common stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the tenth day prior to the closing date.

     At March 31, 1995, Loyola had 8,107,750 shares of common stock issued and outstanding and outstanding options ("Outstanding Options") covering 1,080,567 shares of Loyola common stock. Except for shares that may become issuable pursuant to the Stock Option Agreement (referred to below) and shares issued upon exercise of Outstanding Options, no additional shares of Loyola common stock or Loyola preferred stock have been issued through the date hereof or will be issued, and no options for Loyola common stock or Loyola preferred stock have been granted since March 31, 1995, and none will be granted, between the date of this letter and the effective date of the Merger.

     2. LOYOLA OPTIONS. At the effective time of the Merger, Outstanding Options granted by Loyola to purchase shares of Loyola common stock which are unexercised immediately prior thereto shall be converted as to each whole share subject to such Outstanding Option into an option (each, an "Exchange Option") to purchase such number of shares of Crestar common stock at such exercise price as is determined as provided below
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Board of Directors
Loyola Capital Corporation
April 27, 1995
Page 3



(and otherwise having the same duration, tax consequences, and other terms as the Outstanding Option):

          (a) the number of shares of Crestar common stock to be subject to the Exchange Option shall be equal to the product of (A) the number of shares of the Loyola common stock subject to the Outstanding Option multiplied by (B) the Exchange Ratio, the product being rounded, if necessary, up or down, to the nearest whole share;

          (b) the per share exercise price under the Exchange Option shall be equal to (A) the per share exercise price under the Outstanding Option divided by (B) the Exchange Ratio, with any fractional cent rounded up to the next whole cent.

     3. CERTAIN CONDITIONS. The Merger would be subject to satisfaction of certain conditions precedent usual for transactions of this type, including the following:

          (a) Negotiation of a definitive agreement and plan of reorganization (the "Agreement") incorporating the agreements expressed in this letter and other terms and conditions usual for contracts of that type. Crestar and Loyola would negotiate the Agreement in good faith, and we believe we should be able to execute the Agreement by May 15, 1995. If we are unable to execute the Agreement by May 31, 1995, however, either Crestar or Loyola may terminate this letter of agreement, with no liability one to the other.

          (b) Receipt of all necessary contractual, creditor, and regulatory approvals for the Merger, including approvals of the Board of Governors of the Federal Reserve System; the Bureau of Financial Institutions of the Virginia State Corporation Commission; the Office of Thrift Supervision; and any other federal or state regulatory authority having jurisdiction over the Merger, and the expiration of all waiting periods required by law.

          (c) Compliance with requirements of the Securities Act of 1933 and applicable state securities laws, including filing a registration statement covering Crestar common stock issuable in the Merger with the Securities and Exchange Commission.
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Board of Directors
Loyola Capital Corporation
April 27, 1995
Page 4



          (d) Compliance with all applicable federal and state laws and regulations concerning the Merger, the absence in all orders, decrees or advisory letters of regulatory authorities concerning the Merger of any conditions or requirements reasonably deemed objectionable to Crestar, and the absence of any actual or threatened litigation under federal antitrust laws. Crestar and Loyola agree to cooperate in taking all reasonable necessary steps to obtain regulatory and corporate approvals, including, as respects any meeting of Loyola shareholders, the favorable vote of holders of the requisite majority of outstanding Loyola Common Stock. At the signing of the definitive Agreement, the members of Loyola's board of directors would agree to vote their shares in favor of the Merger.

          (e) The receipt by Crestar and Loyola of opinions of their respective counsel to the effect tat the Merger constitutes a tax-free reorganization for federal income tax purposes.

          (f) The taking by Crestar and Loyola of all corporate action necessary for the Merger by (i) the board of directors and shareholders of Loyola and (ii) the board of directors of Crestar, as and to the extent required by law and their respective charters and bylaws.

          (g) Receipt by Crestar prior to execution of the Agreement of an acceptable letter from KPMG Peat Marwick to the effect that the Merger can be accounted for as a "pooling of interests."

     4. INDEMNIFICATION. Crestar acknowledges its obligation to provide, and agrees to provide, indemnification to the directors and officers of Loyola following the effective date of the Merger to the same extent as if Loyola were maintaining its separate existence after such time.

     5. GENERAL CONDITION: PREMERGER REVIEW: OPERATING SYNERGIES. The obligation of Crestar to consummate the Merger would be subject to the condition that, on the effective date of the Merger, since March 31, 1995, there shall have been no change not previously agreed to by Crestar in Loyola's capital structure, dividend policy, stock option plans, material contracts, branches, credit policies, loan charge-off policies, reserve requirements and securities portfolio management policies, all to be described in detail in the Agreement. Without the approval of Crestar, Loyola shall not make any change in the salaries or bonuses of any of its employees, other than those permitted by their current

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Board of Directors
Loyola Capital Corporation
April 27, 1995
Page 5



employment policies in the ordinary course of business, any of which changes shall be reported promptly to Crestar.

     Crestar's obligation to enter into the Agreement is subject to a review (at Crestar's expense and with full cooperation of Loyola) to confirm the accuracy of Loyola's representations and warranties to be contained on the Agreement.

     With appropriate exceptions and without effect on Loyola's incentive bonus program, Loyola's management will work with Crestar to achieve appropriate operating efficiencies and to make appropriate accruals for loan loss reserves and expenses and, when indicated, charge-offs prior to consummation of the Merger. Crestar representatives will be given full access to Loyola's books and records in this undertaking. Loyola shall be under no obligation to make any adjustments until such time as all terms and conditions of the Agreement have been satisfied in full and all contingencies to closing have been eliminated.

     6.   OTHER PROPOSALS.    Between the date of this letter and the earlier of
the termination of this letter of the execution of the Agreement, Loyola shall not, and Loyola shall use its best efforts to ensure that its directors, officers and advisors do not, institute, pursue, or, subject to the fiduciary obligations of Loyola's Board of Directors to its shareholders, enter into any discussions, negotiations, or agreements (whether preliminary or definitive) with any person or entity other than Crestar contemplating or providing for any merger, share exchange, acquisition, purchase or sale of a significant amount of assets, or other business combination or change in control of Loyola.

     7. EXPENSES. Each party shall bear its own expenses in connection with the implementation of this letter of intent, regardless of whether or not the definitive Agreement is executed.

     8. STOCK OPTION AGREEMENT. Simultaneously with the execution of this binding letter of agreement, Crestar and Loyola are entering into a Stock Option Agreement pursuant to which Loyola will grant Crestar an option to purchase 1,613,442 of its authorized but unissued shares of common stock at $25.00 cash per share, exercisable in certain events.

     9.   TERMINATION.   The Agreement will provide for termination in the event
the Merger is not consummated by March 31, 1996.
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Board of Directors
Loyola Capital Corporation
April 27, 1995
Page 6



     10. BINDING LETTER OF AGREEMENT. This is a binding letter of agreement that legally commits the parties to the Merger. The parties agree to negotiate in good faith the Agreement, which will contain terms and conditions usual to transactions of this type, and into which this binding letter of agreement will be merged.

                                        Very truly yours,

                                        CRESTAR FINANCIAL CORPORATION


                                        By /s/ Richard G. Tilghman
                                           -------------------------------------
                                              Richard G. Tilghman
                                              Chairman of the Board and
                                              Chief Executive Officer

Accepted and agreed to pursuant
to authorization of the Board
of Directors

LOYOLA CAPITAL CORPORATION

By /s/ Joseph W. Mosmiller
   -------------------------------------
     Joseph W. Mosmiller
     Chairman of the Board and
     Chief Executive Officer

Dated:  April 27, 1995